Filed pursuant to 424 (b) (3)
                                              File No. 333-99677


        This Sticker Supplement is dated March 28, 2005 and updates information about purchased properties that is contained in the Prospectus dated May 14, 2003 of AEI Income & Growth Fund 25, as supplemented by Supplement No. 6 dated December 23, 2004 and the Sticker Supplement dated February 28, 2005. Since February 28, 2005, we have purchased the following property:

Property

        CarMax - Lithia Springs, Georgia. On March 18, 2005, we purchased a 45% interest in a CarMax auto superstore in Lithia Springs, Georgia for approximately $4,194,000 from an unrelated third party. The property is leased to CarMax Auto Superstores, Inc. under a lease agreement with a remaining primary term of
13.4 years, which may be renewed for up to four consecutive terms of five years. The lease requires annual base rent of $306,180, which will increase every five years by the lesser of 7.5% percent or two times the increase in the CPI Index for the five-year period. The remaining interests in the property were purchased by AEI Income & Growth Fund XXI Limited Partnership, AEI Income & Growth Fund 24 LLC and AEI Private Net Lease Millennium Fund Limited Partnership, all affiliates of AEI Fund 25.

        The property, developed in 2003, includes a 19,242 square foot one story building, containing sales, office and services areas, and a 936 square foot car wash facility on approximately
18.5 acres of which approximately 11.5 acres is useable. The property is located at 1977 Thornton Road in Lithia Springs, which is a suburb west of Atlanta. The property is located near many auto dealerships, including Saturn, Honda, Nissan, Volkswagen and Mazda, approximately one mile north of Interstate 20, which is a major east-west highway running through Atlanta. The population within a five-mile radius is approximately 91,000, with an average household income of over $52,000.

        CarMax, Inc. (CarMax) assigned the lease to CarMax Auto Superstores, Inc., its wholly owned subsidiary. However, CarMax remains fully liable under the terms and conditions of the lease. CarMax is the nation's leading retailer of used cars. With headquarters in Richmond, Virginia, CarMax operates 58 used car superstores in 27 markets. CarMax also operates 7 new car franchises, which are integrated or co-located with its used car superstores. For the fiscal year ended February 29, 2004, CarMax reported a net worth of approximately $681 million, net sales and operating revenues of approximately $4.6 billion, and net income of approximately $116 million. CarMax is traded on the New York Stock Exchange under the symbol KMX.